SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

THE HOWARD HUGHES CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44267D107

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,918,008
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,918,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,918,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

This calculation is based on 54,929,674 shares of Common Stock, par value $0.01 per share (“Common Stock”), outstanding as of May 7, 2020 as reported in the Issuer’s Quarterly Report (“Form 10-Q”) filed on May 11, 2020 for the quarterly period ending March 31, 2020.

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,918,008
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,918,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,918,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 54,929,674 shares of Common Stock outstanding as of May 7, 2020 as reported in the Issuer’s Form 10-Q filed on May 11, 2020 for the quarterly period ending March 31, 2020.

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,918,008
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,918,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,918,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 54,929,674 shares of Common Stock outstanding as of May 7, 2020 as reported in the Issuer’s Form 10-Q filed on May 11, 2020 for the quarterly period ending March 31, 2020.

This amendment No. 3 (the “Amendment No. 3”) to Schedule 13D relates to the Schedule 13D filed on December 4, 2019 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 3, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and supplemented by replacing the second and third paragraphs therein with the following information:

“The Reporting Persons beneficially own 10,918,008 shares of Common Stock (the “Subject Shares”). On June 3, 2020, the Reporting Persons sold 6,925,000 in-the-money over-the-counter European-style put options referencing 6,925,000 shares of Common Stock (the “Put Options”). Pursuant to the Put Options, in the event the stock price of the Issuer is less than or equal to the Put Option strike prices at the time of their expiration (each expiration and strike price, as set forth in Exhibit 99.9), the Reporting Persons would be obligated to purchase 6,925,000 shares of Common Stock. In the case where all of the Put Options are exercised by the counterparties, the Reporting Persons would beneficially own 32.5% of the outstanding shares of the Common Stock of the Issuer.

The Subject Shares represent approximately 19.9% of the outstanding shares of Common Stock and the Put Options sold represent 12.6% of the outstanding shares of Common Stock, based on 54,929,674 shares of Common Stock outstanding as of May 7, 2020 as reported in the Issuer’s Form 10-Q filed on May 11, 2020 for the quarterly period ending March 31, 2020.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The Reporting Persons, on behalf of PSH: (i) cash-settled certain forward purchase contracts referencing 3,719,755 shares of Common Stock paying an aggregate amount of $212,342,766; (ii) wrote Put Options referencing 6,925,000 shares of Common Stock receiving premium of $168,958,095, and (iii) sold 1,749,072 shares of Common Stock receiving proceeds of $102,598,296 (for a net receipt of $59,213,625).

In addition, the Reporting Persons, on behalf of PS International, acquired 469,691 shares of Common Stock through the physical settlement of certain forward purchase contracts paying an aggregate amount of $54,014,465. The source of funding for the physical settlement was derived from the capital of PS International.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“(c) Exhibit 99.9, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.9 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“On June 3, 2020, the Reporting Persons on behalf of PSH wrote 6,925,000 Put Options. The counterparties to the over-the-counter Put Options are UBS and Nomura.

None of the Put Options give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

The foregoing summary of the over-the-counter Put Options is qualified in its entirety by reference to the actual language of such contracts, the forms of which are filed as Exhibits 99.8, and which are incorporated herein by reference. Supplemental financial terms of these contracts are detailed in Exhibit 99.9 for transactions in the last 60 days.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.8	Form of Confirmation for Put Options.

Exhibit 99.9	Trading data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2020

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of December 4, 2019, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Registration Rights Agreement.*

Exhibit 99.5	Trading data.*

Exhibit 99.6	Share Purchase Agreement (incorporated by reference and attached as Exhibit 1.2 of the Issuer’s Form 8-K filed March 31, 2020).*

Exhibit 99.7	Lock-up Letter Agreement, dated March 27, 2020, from Pershing Square, on behalf of the Pershing Square Funds, to BofA Securities, Inc., J.P. Morgan Securities, LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters listed in the underwriting agreement for the public offering.*

Exhibit 99.8	Form of Confirmation for Put Options.

Exhibit 99.9	Trading data.

*	Previously Filed